

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 3, 2016

<u>Via E-mail</u>
Ms. Sherry L. Buck
Chief Financial Officer
Libbey Inc.
300 Madison Avenue
Toledo, Ohio 43604

> **Re:** **Libbey Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-12084**

Dear Ms. Buck:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Selected Financial Data, Page 27</u>

1. We note that you have presented "Net cash provided by operating activities" under "Cash Flow Data" within your selected financial data. Please also present your net cash flows from investing and financing activities in future filings in order to provide a balanced presentation. See section 202.03 of the SEC's Codification of Financial Reporting Policies for guidance.

2. It appears that the measure you refer to as "Working Capital" is determined differently from what is generally referred to as Working Capital (the net difference between current assets and current liabilities). In future filings, please modify the title of your "Working Capital" measure so as to avoid potential investor confusion.

Management's Discussion and Analysis of Financial Condition and results of Operations

Results of Operations, Page 30

3.   We note in your recent earnings calls that Libbey's financial results continued to be impacted by the growth in the Food Service channel and challenges in the Retail channel. Your CEO indicated in the 1Q16 earnings calls that Food Service will continue to be a critical focus of the company's efforts through 2016 and beyond. Please consider providing an expanded distribution channel level disclosure in future filings to the extent it would be helpful to the investors to better understand your results of operations. For example, you disclose on page 31 that the 3.2% increase in net sales in U.S. & Canada was primarily driven by a 7.5% increase in Foodservice, a 1.1% increase in B2B, partially offset by a 2.5% decrease in Retail. It is not clear what the actual impact from each of the three distribution channels was on the 3.2% increase. Please also expand your MD&A discussion to include any known trends and management's expectation with regards to the distribution channels. Refer to Item 303 of Regulation S-K and SEC Release 33-8350 for guidance.

Consolidated Financial Statements

Note 8 – Income Taxes, Page 71

4.   Please revise future filings to disclose the amount of taxable income you will be required to generate, to fully realize your deferred tax assets in the United States.

Note 19 – Segments and Geographic Information, Page 96

5.   You disclose that your products consist of glass tableware, ceramic dinnerware, metalware, hollowware and serveware. Please expand your segment disclosures in future filings to present revenues by product category. We refer you to ASC 280-10-50-40 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin Stertzel at (202) 551-3723 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction